UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Artiva Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

04317A107

(CUSIP Number)

July 22, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04317A107
1.	Names of Reporting Persons 5AM Ventures VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,171,250 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,171,250 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,171,250 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by 5AM Ventures VI, L.P. (“Ventures VI”), 5AM Partners VI, LLC (“Partners VI”), 5AM Opportunities II, L.P. (“Opps II”), 5AM Opportunities II (GP), LLC (“Opps II GP”), Andrew J. Schwab (“Schwab”) and Dr. Kush Parmar (“Parmar” and, with Ventures VI, Partners VI, Opps II, Opps II GP and Schwab collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are directly held by Ventures VI. Partners VI serves as sole general partner of Ventures VI and Schwab and Parmar are managing members of Partners VI. Each of Partners VI, Schwab and Parmar shares voting and dispositive power over the shares held by Ventures VI.

(3)	This percentage is calculated based on 23,281,561 shares of Common Stock outstanding as of July 22, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 22, 2024.

CUSIP No. 04317A107
1.	Names of Reporting Persons 5AM Partners VI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,171,250 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,171,250 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,171,250 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are directly held by Ventures VI. Partners VI serves as sole general partner of Ventures VI and Schwab and Parmar are managing members of Partners VI. Each of Partners VI, Schwab and Parmar shares voting and dispositive power over the shares held by Ventures VI.

(3)	This percentage is calculated based on 23,281,561 shares of Common Stock outstanding as of July 22, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 22, 2024.

CUSIP No. 04317A107
1.	Names of Reporting Persons 5AM Opportunities II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,182,054 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,182,054 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,182,054 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are directly held by Opps II. Opps II GP serves as sole general partner of Opportunities and Schwab and Parmar are managing members of Opps II GP. Each of Opps II GP, Schwab and Parmar shares voting and dispositive power over the shares held by Opps II.

(3)	This percentage is calculated based on 23,281,561 shares of Common Stock outstanding as of July 22, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 22, 2024.

CUSIP No. 04317A107
1.	Names of Reporting Persons 5AM Opportunities II (GP), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,182,054 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,182,054 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,182,054(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are directly held by Opps II. Opps II GP serves as sole general partner of Opportunities and Schwab and Parmar are managing members of Opps II GP. Each of Opps II GP, Schwab and Parmar shares voting and dispositive power over the shares held by Opps II.

(3)	This percentage is calculated based on 23,281,561 shares of Common Stock outstanding as of July 22, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 22, 2024.

CUSIP No. 04317A107
1.	Names of Reporting Persons Andrew J. Schwab
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,353,304 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,353,304 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,353,304 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.1% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 1,171,250 shares of Common Stock held by Ventures VI and (ii) 1,182,054 shares of Common Stock held by Opps II. Partners VI is the sole general partner of Ventures VI and Opps II GP is the sole general partner of Opps II. Schwab and Parmar are the managing members of each of Partners VI and Opps II GP. Each of Schwab and Parmar shares voting and dispositive power over the shares held by Ventures VI and Opps II.

(3)	This percentage is calculated based on 23,281,561 shares of Common Stock outstanding as of July 22, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 22, 2024.

CUSIP No. 04317A107
1.	Names of Reporting Persons Kush Parmar
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,353,304 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,353,304 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,353,304 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.1% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 1,171,250 shares of Common Stock held by Ventures VI and (ii) 1,182,054 shares of Common Stock held by Opps II. Partners VI is the sole general partner of Ventures VI and Opps II GP is the sole general partner of Opps II. Schwab and Parmar are the managing members of each of Partners VI and Opps II GP. Each of Schwab and Parmar shares voting and dispositive power over the shares held by Ventures VI and Opps II.

(3)	This percentage is calculated based on 23,281,561 shares of Common Stock outstanding as of July 22, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 22, 2024.

Item 1.
(a)	Name of Issuer Artiva Biotherapeutics, Inc.
(b)	Address of Issuer’s Principal Executive Offices 5505 Morehouse Drive, Suite 100 San Diego, CA 92121

Item 2.
(a)

Name of Person Filing

5AM Ventures VI, L.P. (“Ventures VI”)

5AM Partners VI, LLC (“Partners VI”)

5AM Opportunities II, L.P. (“Opps II”)

5AM Opportunities II (GP), LLC (“Opps II GP”)

Andrew J. Schwab (“Schwab”)

Dr. Kush Parmar (“Parmar”)

(b)	Address of Principal Business Office or, if none, Residence c/o 5AM Ventures 4 Embarcadero Center, Suite 3110 San Francisco, CA 94111

(c)	Citizenship
	Entities:	Ventures VI	-	Delaware
		Partners VI	-	Delaware
		Opps II	-	Delaware
		Opps II GP	-	Delaware

	Individuals:	Schwab	-	United States
		Parmar	-	United States

	(d)	Title of Class of Securities Common Stock, $0.0001 par value (“Common Stock”)
	(e)	CUSIP Number 04317A107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of August 1, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Ventures VI (1)	1,171,250	0	1,171,250	0	1,171,250	1,171,250	5.0%
Partners VI (1)	0	0	1,171,250	0	1,171,250	1,171,250	5.0%
Opps II (2)	1,182,054	0	1,182,054	0	1,182,054	1,182,054	5.1%
Opps II GP (2)	0	0	1,182,054	0	1,182,054	1,182,054	5.1%
Schwab (1)(2)	0	0	2,353,304	0	2,353,304	2,353,304	10.1%
Parmar (1)(2)	0	0	2,353,304	0	2,353,304	2,353,304	10.1%

(1)	The shares are directly held by Ventures VI. Partners VI serves as sole general partner of Ventures VI and Schwab and Parmar are managing members of Partners VI. Each of Partners VI, Schwab and Parmar shares voting and dispositive power over the shares held by Ventures VI.

(2)	The shares are directly held by Opps II. Opps II GP serves as sole general partner of Opportunities and Schwab and Parmar are managing members of Opps II GP. Each of Opps II GP, Schwab and Parmar shares voting and dispositive power over the shares held by Opps II.

(3)	This percentage is calculated based on 23,281,561 shares of Common Stock outstanding as of July 22, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 22, 2024.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2024

5AM Ventures VI, L.P.		5AM Partners VI, LLC

By:	5AM Partners VI, LLC	By:	/s/ Andrew J. Schwab
its	General Partner		Name: Andrew J. Schwab
Title: Managing Member
By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities II, L.P.		5AM Opportunities II (GP), LLC

By:	5AM Opportunities II (GP), LLC	By:	/s/ Andrew J. Schwab
its	General Partner		Name: Andrew J. Schwab
Title: Managing Member
By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

/s/ Andrew J. Schwab
Andrew J. Schwab

/s/ Dr. Kush Parmar
Dr. Kush Parmar

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Artiva Biotherapeutics, Inc. is filed on behalf of each of us.

Dated: August 1, 2024

5AM Ventures VI, L.P.		5AM Partners VI, LLC

By:	5AM Partners VI, LLC	By:	/s/ Andrew J. Schwab
its	General Partner		Name: Andrew J. Schwab
Title: Managing Member
By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities II, L.P.		5AM Opportunities II (GP), LLC

By:	5AM Opportunities II (GP), LLC	By:	/s/ Andrew J. Schwab
its	General Partner		Name: Andrew J. Schwab
Title: Managing Member
By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

/s/ Andrew J. Schwab
Andrew J. Schwab

/s/ Dr. Kush Parmar
Dr. Kush Parmar